SUSPECT DETECTION SYSTEMS, INC.
150 West 56th Street
New York, NY 10019

February 28, 2011
United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Andrew Mew, Accounting Branch Chief

Re:	Suspect Detection Systems, Inc. Item 4.02 Form 8-K Filed February 22, 2011 File No. 00-52792

Dear Mr. Mew:

We are submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated February 24, 2011, with reference to the Form 8-K, filed with the Commission on February 22, 2011 (the “Filing”).

1.
Per your request, we will amend our filing to state that the Board of Directors, in the absence of an audit committee, discussed with the independent accountants the matters disclosed in the Filing. Further, we will amend our Filing to identify the financial statements that should no longer be relied upon, including our quarterly reports for our fiscal year ending December 31, 2010.

2.
We intend to file our financial statements for our fiscal year ending December 31, 2010, which will include the restatements of our balance sheet, as well as income statements and cash flow for our fiscal year ending December 31, 2009, as soon as our independent accountants have finalized their audit for the fiscal years ending December 31, 2010 and December 31, 2009. We estimate that they will finalize their audit no later than March 25, 2010. We intend to file our Quarterly Report on Form 10-Q for the Company’s financial statements for the quarter ended March 31, 2011 which will include restatements of our balance sheet, as well as income statements and cash flow for the quarter ended March 31, 2010, and to amend our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 as soon as our independent accountants have finalized their review for those periods, which we estimate will be in the near future.

3.
We amended our Filing to disclose that our disclosure does not provide quantitative insight into the significance of our misstatements because management can not estimate the quantitative insight into the significance of our misstatements and waits for the completion of the re-audit of our financial statement for our fiscal year ending December 31, 2009.

4.
Per your request, we will describe in the effect of the restatement on our officers’ conclusions regarding the effectiveness of (1) our disclosure controls and procedures (“DCP”), and (2) our internal controls over financial reporting (“ICFR”) in our 10-K for our fiscal year ending December 31, 2010 which will be filed in the near term. We also provided the effect of the restatement on our DCP and ICFR in an amended Item 4.02 of Form 8-K.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

Should you have any questions regarding these matters, please do not hesitate to contact Ran Daniel at (212) 982-0269.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Ran Daniel

Ran Daniel
Chief Financial Officer